UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 2
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
MOBILITY ELECTRONICS, INC.
(Exact Name of Registrant as Specified in its Charter)
Delaware
(State or Other Jurisdiction of Incorporation)

0-30907 (Commission File Number)	86-0843914 (IRS Employer Identification No.)

17800 N. Perimeter Dr., Suite 200, Scottsdale, Arizona (Address of Principal Executive Offices)	85255 (Zip Code)
(480) 596-0061
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Series G Junior Participating Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates (if applicable):
Securities to be registered pursuant to Section 12(g) of the Act:
None

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

Explanatory Note:
     This Amendment No. 2 to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated June 19, 2003, as amended by Amendment No. 1 to Registration Statement on Form 8-A/A dated August 4, 2006 (collectively, the “Form 8-A”), filed by Mobility Electronics, Inc. (the “Company”) with respect to the Series G Junior Participating Preferred Stock Purchase Rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of June 11, 2003, as amended by Amendment No. 1 to Rights Agreement, dated August 4, 2006 (collectively, the “Rights Agreement”) by and between the Company and Computershare Trust Company, Inc. (the “Rights Agent”). On October 11, 2006, the Company and the Rights Agent entered into Amendment No. 2 to Rights Agreement (“Amendment No. 2”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 12, 2006, and is incorporated by reference herein. Amendment No. 2 amends the definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement to increase the ownership threshold of the Company’s common stock, par value $0.01 per share (the “Common Stock”) required for Adage Capital Partners GP, L.L.C. and its affiliates (“Adage”) to be deemed an “Acquiring Person” from 20% to 25%. The Rights Agreement, as amended by Amendment No. 2, is referred to herein as the “Amended Rights Agreement.”
Item 1. Description of Registrant’s Securities to be Registered.
     On June 11, 2003, the Board of Directors of the Company (the “Board”) declared a dividend of one right (each, a “Right”) for each outstanding share of the Common Stock, to stockholders of record on June 23, 2003. Each Right entitles the registered holder to purchase from the Company one unit consisting of one one-thousandth of a share of our Series G Junior Participating Preferred Stock, par value $0.01 per share (the “Series G Stock”), at a purchase price of $38.00 per unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Amended Rights Agreement.
     Until the earlier to occur of (a) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (b) 10 business days (or such later date as may be determined by action of the Board before any person becomes an “Acquiring Person”) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the bidder’s beneficial ownership of 15% or more of the outstanding Common Stock (the earlier of such dates being called the “Distribution Date”), the rights will be evidenced by Common Stock certificates.
     The Amended Rights Agreement provides that, until the Distribution Date, the rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the rights), new Common Stock certificates issued after the record date, upon transfer or new issuance of Common Stock will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates of Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 23, 2013 unless the final expiration date is extended or we redeem or exchange the rights.

     The Purchase Price payable, and the number of units of Series G Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series G Stock, (b) upon the grant to holders of the units of Series G Stock of certain rights or warrants to subscribe for or purchase units of Series G Stock at a price, or securities convertible into units of Series G Stock with a conversion price, less than the then current market price of the units of Series G Stock or (c) upon the distribution to holders of the units of Series G Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series G Stock) or of subscription rights or warrants.
     The number of outstanding Rights and the number of units of Series G Stock issuable upon exercise of each Right are also subject to adjustment for splits of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     The Series G Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series G Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, each holder of Series G Stock will be entitled to a minimum preferential payment of $1,000 per share, but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series G Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series G Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These Rights are protected by customary anti-dilution provisions.
     If any person or group of affiliated or associated persons becomes (subject to certain exceptions) the beneficial owner of 15% or more of the outstanding shares of Common Stock, provision will be made so that each holder of a Right, other than Rights beneficially owned by the “Acquiring Person” (which will be unexerciseable), will have the right to receive upon exercise that number of shares of Common Stock (or, at discretion of the Board, Units or cash, other securities or property) having a value of two times the exercise price of the Right.
     Notwithstanding the foregoing, in certain situations, a person will not become an “Acquiring Person,” even though such person may have acquired 15% or more of the outstanding shares of Common Stock. In particular, on August 4, 2006, the Board approved Amendment No. 1 to the Rights Agreement to except Adage and its affiliates from the definition of “Acquiring Person” unless they acquire 20% or more of the Common Stock, and on October 10, 2006, the Board increased this percentage for Adage and its affiliates by approving Amendment No. 2 to the Rights Agreement to except Adage and its affiliates from the definition of “Acquiring Person” unless they acquire 25% or more of the Common Stock.
     If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an “Acquiring Person” or one of its affiliates, or 50% or more of its consolidated assets or earning power are sold to an “Acquiring Person” or one of its affiliates, provision will be made so that each holder of a Right will have the right to receive, upon exercise at the then current exercise price of the Right, that number of shares of common stock of the “Acquiring Person” which at the time of such transaction has a value of two times the exercise price of the Right.
     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by that person or group which will not be exercisable), in whole or in part, for shares of Common Stock at a per Right exchange ratio equal to that number obtained by dividing the Purchase Price by the then current per share market price per share of Common Stock on the earlier of (a) the date on which any person becomes an “Acquiring Person” and (b) the date on which a tender or exchange offer is announced that would result in the bidder’s beneficial ownership of 15% or more of the shares of Common Stock then outstanding, subject to adjustment.
     At any time on or prior to the earlier of (i) the close of business on the tenth day after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Stock or (ii) the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder’s beneficial ownership of 15% or more of the shares of Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per right. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the Rights will no longer be exercisable and the only right of the holders of Rights will be to receive the redemption price. The Rights are also redeemable under other circumstances as specified in the Amended Rights Agreement.
     The terms of the Rights may be amended by the Board without the consent of the holders of the Rights except that from and after such time that there is an “Acquiring Person” no amendment may adversely affect the interests of the holders of the Rights.
     Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at the redemption price prior to the occurrence of a Distribution Date.
     The Amended Rights Agreement specifying the terms of the Rights is attached thereto as an exhibit and is incorporated herein by reference. The foregoing description of the rights is qualified in its entirety by reference to such exhibit.
Item 2. Exhibits

4.1	Amendment No. 2 to Rights Agreement dated as of October 11, 2006, by and between Mobility Electronics, Inc. and Computershare Trust Company. (1)

(1)	Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed October 12, 2006, and incorporated herein by reference.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Mobility Electronics, Inc.
Dated: October 12, 2006	By:	/s/ Charles R. Mollo
	Name:	Charles R. Mollo
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

4.1	Amendment No. 2 to Rights Agreement dated as of October 11, 2006, by and between Mobility Electronics, Inc. and Computershare Trust Company.

(1)	Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed October 12, 2006, and incorporated herein by reference.